Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following is an article following an interview with Mihir Dange as published on the BioEnergy Times https://bioenergytimes.com/in-5-10-years-we-expect-xcf-to-be-a-global-leader-in-sustainable-aviation-fuel-mihir-dange-ceo/ on April 8, 2025:

In 5–10 years, we expect XCF to be a global leader in Sustainable Aviation Fuel: Mihir Dange, CEO

By Prakash Jha

April 8, 2025

XCF Global expects to be a global leader in SAF over next 5–10 years
Exclusive Interview with Mihir Dange, CEO of XCF Global
BIO ENERGY TIMES

Sustainable Aviation Fuel (SAF) is rapidly emerging as one of the most viable low-carbon solutions for the aviation industry, offering a pathway to significantly reduce the sector’s greenhouse gas emissions. With growing regulatory support, increased corporate demand, and airlines’ commitments to achieve net-zero emissions, SAF is gaining attention. The market for SAF is expected to grow substantially in the coming years as it addresses the aviation industry’s critical need for sustainable, scalable alternatives to traditional jet fuel.

In an exclusive interview with our Editor Prakash Jha, Mihir Dange, CEO of XCF Global, shed light on how his company is positioned to take advantage of this market boom. Dange discussed XCF Global’s unique role as a dedicated SAF producer, its operational advantages, and the strategic initiatives the company is undertaking to meet the growing demand. As XCF Global prepares for its upcoming NASDAQ debut, Dange highlighted the company’s commitment to sustainable growth and its vision for the future of aviation fuel.

Q. The market for Sustainable Aviation Fuel (SAF) is projected to experience substantial growth. What makes this market so attractive to institutional investors, and how does XCF Global plan to capitalize on this growth?

 Sustainable Aviation Fuel (SAF) represents one of the most commercially viable low-carbon solutions for aviation in the global energy transition. Investors are increasingly seeking assets that combine strong fundamentals with measurable ESG impact. The SAF market does exactly that. It is backed by regulatory momentum, growing corporate demand, and decarbonization mandates from governments and airlines around the world.

At XCF Global, we offer early access to SAF as a dedicated, pure-play producer. Our New Rise Reno production facility is operational and has an expected annual production capacity of 38 million gallons of neat SAF. We have a long-term agreement in place with Phillips 66 to provide non-food feedstock and offtake of renewable fuels, providing cash flow visibility and stability. XCF’s early-mover advantage and rapid scalability are compelling.

Q. What do you believe are the key factors driving the increasing demand for SAF, and how can investors ensure that they are getting the best return on their investments in this space?

Several converging forces are driving SAF demand: airline net-zero commitments, regional SAF blending mandates (especially in Europe), the rise of corporate ESG targets, and, most notably, the aviation industry’s lack of viable alternatives to liquid fuels. SAF is no longer an idea for decarbonizing the aviation industry – it’s the solution.

We believe stakeholders need to look at producers with real offtake agreements, proven production capacity, and scalable infrastructure. XCF is already delivering SAF. Our ability to monetize carbon credits, the opportunity to secure advantageous pricing in international markets, and deploy capital efficiently gives us a financial and operational edge in this space.

Q. XCF Global is set for its NASDAQ debut. How do you envision this public listing benefiting the company in both the short and long term?

Our NASDAQ listing is a milestone that positions us for scale, visibility, and access to growth capital. In the short term, it allows us to broaden our shareholder base, attract institutional coverage, and deepen investor engagement. It also enhances credibility with customers, regulators, and trade partners.

Long term, being a Nasdaq listed company provides us with a platform to expand our production footprint, explore new technologies, and solidify our position as a leading pure-play SAF company globally. We’re committed to delivering sustainable returns to shareholders – financially and environmentally.

Q. As the only public pure-play SAF producer in the U.S., what specific advantages does XCF Global have over competitors in this rapidly growing sector?

We are operational today with expected annual production capacity of 38 million gallons of neat SAF output from our New Rise Reno production facility. That head start matters – especially in a market where demand vastly outpaces supply and bringing new facilities online is challenging.

We also benefit from:

•
Project pipeline: Our Reno, Nevada facility and an adjacent plot for SAF facility development is strategically located within proximity to SFO, LAX, and other west coast airports. This second facility in Reno is expected to come online in 2027. Additional plants in Florida and North Carolina are expected to service the Southeast and East Coast regions of the US and provide convenient access to deepwater ports that facilitate export. The Florida and North Carolina facilities are expected to come online in 2028 after which XCF expects to have the ability to produce 159 million gallons of annualized neat SAF production.

•	Feedstock flexibility: Our pre-treatment process allows for multiple non-food feedstock inputs, improving stability and reducing CI scores.

•	Fortune 50 partnerships: Partnership with Phillips 66 validates our model and provide supply chain stability.

•
Scalability: New Rise Reno has a pending utility patent related to the design, layout and configuration of its production facility. This site design requires less area to build a production facility and can be efficiently replicated as modular design allows for rapid expansion.

Q. Many clean energy companies have gone public in recent years. How does XCF Global’s strategy differ from other clean energy plays, and what sets you apart in the market?

Many clean energy IPOs have focused on long-term R&D or future-forward concepts. XCF is different—we’re built to deliver. We have an operating SAF facility, a long-term supply and off-take agreement with a Fortune 50 Company, and are generating revenue. Our unit economics work because we’ve designed our business around flexible feedstocks and offtake certainty.

Q. Airline net-zero commitments are driving the adoption of SAF. How quickly do you see the airline industry transitioning to SAF, and what role do you believe XCF Global will play in this transition?

Several major airlines around the world have committed to achieving 10% SAF usage by 2030. The transition is accelerating as carbon reduction becomes a competitive and regulatory imperative. However, the biggest bottleneck is supply—and that’s where XCF comes in.

We’re one of the few producers prepared to meet this demand. Our role is to bridge the supply gap, de-risk procurement for airlines, and provide low-CI SAF that helps them meet their sustainability goals. We’re not just a supplier—we’re a strategic partner in their net-zero journey.

Q. What challenges do airlines face in terms of SAF supply, and how is XCF Global positioned to help bridge that gap?

Airlines face three primary challenges: availability, cost, and carbon intensity. Many facilities won’t be online until the end of the decade, leaving a multi-year supply shortage. Pricing remains volatile, and not all SAF is created equal—many options still have high CI scores.

XCF addresses all three:

•	Availability: Our flagship facility, New Rise Reno, is online today with expected annual production capacity of 38 million gallons of neat SAF

•	Cost: Our ability to diversify feedstock types allows us to effectively manage input costs.

•	Carbon impact: Our fuel helps customers earn value in carbon markets.

Q. Can you provide insights into the company’s strategic expansion plans in Nevada, Florida, and North Carolina? How do these regions align with the company’s broader vision for growth?

Our site strategy is designed for scale and resilience. Reno, Nevada is our first operational site, providing immediate production and proximity to West Coast aviation hubs.

XCF is developing an additional site, New Rise Reno 2, located directly adjacent to New Rise. This site will leverage existing infrastructure at New Rise, including pretreatment, electrical, water, and logistics, eliminating the need for a full ground-up build.

The site in Florida will expand our reach into Southeastern markets, while the site in North Carolina will serve as an East Coast conduit.

These locations facilitate logistics, permitting ease, feedstock availability, and access to major transportation corridors. Our patent-pending, 10-acre design allows us to replicate production quickly, enabling a modular path to bringing our projects to life.

Q. There is a significant gap between SAF supply and demand. What specific steps is XCF Global taking to ensure it can meet the surging demand for SAF over the next few years?

We’ve taken a proactive approach to close that gap:

1.
Near-term production: New Rise Reno is already operational. A second facility adjacent to New Rise is projected to come online in 2027 with the Florida and North Carolina facilities expected to commence operations in 2028.

2.	Replicable design: Our patent-pending facility design enables rapid deployment at future sites across the U.S. and globally.

3.	Strong partnerships: Our agreement with Phillips 66 ensures stable feedstock and off-take, enhancing predictability and stability for our trade partners.

Q. As one of the first movers in the SAF space, where do you see XCF Global in the next 5–10 years? How will you maintain your competitive edge as the industry evolves?

In 5–10 years, we expect XCF to be a global leader in SAF, recognized for delivering clean, reliable, low-carbon fuel solutions in aviation. We plan to be operating multiple facilities in the U.S. and beyond, supplying major airlines and energy companies, and leveraging our platform to drive decarbonization across aviation and beyond.

Ultimately, our success will be defined not just by gallons produced – but by our leadership in decarbonizing the air travel.

The following is an article following an interview with Mihir Dange as published on ChiniMandi.com https://www.chinimandi.com/in-5-10-years-we-expect-xcf-to-be-a-global-leader-in-saf-mihir-dange-ceo/ on April 8, 2025:

In 5–10 years, we expect XCF to be a global leader in Sustainable Aviation Fuel: Mihir Dange, CEO

By Prakash Jha

-
Tuesday, 8 April 2025

In 5–10 years, XCF aims
to be a global leader in SAF
Exclusive Interview
with Mihir Dange,
CEO of XCF Global
ChiniMandi

Sustainable Aviation Fuel (SAF) is rapidly emerging as one of the most viable low-carbon solutions for the aviation industry, offering a pathway to significantly reduce the sector’s greenhouse gas emissions. With growing regulatory support, increased corporate demand, and airlines’ commitments to achieve net-zero emissions, SAF is gaining attention. The market for SAF is expected to grow substantially in the coming years as it addresses the aviation industry’s critical need for sustainable, scalable alternatives to traditional jet fuel.

In an exclusive interview with our Editor Prakash Jha, Mihir Dange, CEO of XCF Global, shed light on how his company is positioned to take advantage of this market boom. Dange discussed XCF Global’s unique role as a dedicated SAF producer, its operational advantages, and the strategic initiatives the company is undertaking to meet the growing demand. As XCF Global prepares for its upcoming NASDAQ debut, Dange highlighted the company’s commitment to sustainable growth and its vision for the future of aviation fuel.

Q. The market for Sustainable Aviation Fuel (SAF) is projected to experience substantial growth. What makes this market so attractive to institutional investors, and how does XCF Global plan to capitalize on this growth?

 Sustainable Aviation Fuel (SAF) represents one of the most commercially viable low-carbon solutions for aviation in the global energy transition. Investors are increasingly seeking assets that combine strong fundamentals with measurable ESG impact. The SAF market does exactly that. It is backed by regulatory momentum, growing corporate demand, and decarbonization mandates from governments and airlines around the world.

At XCF Global, we offer early access to SAF as a dedicated, pure-play producer. Our New Rise Reno production facility is operational and has an expected annual production capacity of 38 million gallons of neat SAF. We have a long-term agreement in place with Phillips 66 to provide non-food feedstock and offtake of renewable fuels, providing cash flow visibility and stability. XCF’s early-mover advantage and rapid scalability are compelling.

Q. What do you believe are the key factors driving the increasing demand for SAF, and how can investors ensure that they are getting the best return on their investments in this space?

Several converging forces are driving SAF demand: airline net-zero commitments, regional SAF blending mandates (especially in Europe), the rise of corporate ESG targets, and, most notably, the aviation industry’s lack of viable alternatives to liquid fuels. SAF is no longer an idea for decarbonizing the aviation industry – it’s the solution.

We believe stakeholders need to look at producers with real offtake agreements, proven production capacity, and scalable infrastructure. XCF is already delivering SAF. Our ability to monetize carbon credits, the opportunity to secure advantageous pricing in international markets, and deploy capital efficiently gives us a financial and operational edge in this space.

Q. XCF Global is set for its NASDAQ debut. How do you envision this public listing benefiting the company in both the short and long term?

Our NASDAQ listing is a milestone that positions us for scale, visibility, and access to growth capital. In the short term, it allows us to broaden our shareholder base, attract institutional coverage, and deepen investor engagement. It also enhances credibility with customers, regulators, and trade partners.

Long term, being a Nasdaq listed company provides us with a platform to expand our production footprint, explore new technologies, and solidify our position as a leading pure-play SAF company globally. We’re committed to delivering sustainable returns to shareholders – financially and environmentally.

Q. As the only public pure-play SAF producer in the U.S., what specific advantages does XCF Global have over competitors in this rapidly growing sector?

We are operational today with expected annual production capacity of 38 million gallons of neat SAF output from our New Rise Reno production facility. That head start matters – especially in a market where demand vastly outpaces supply and bringing new facilities online is challenging.

We also benefit from:

•
Project pipeline: Our Reno, Nevada facility and an adjacent plot for SAF facility development is strategically located within proximity to SFO, LAX, and other west coast airports. This second facility in Reno is expected to come online in 2027. Additional plants in Florida and North Carolina are expected to service the Southeast and East Coast regions of the US and provide convenient access to deepwater ports that facilitate export. The Florida and North Carolina facilities are expected to come online in 2028 after which XCF expects to have the ability to produce 159 million gallons of annualized neat SAF production.

•	Feedstock flexibility: Our pre-treatment process allows for multiple non-food feedstock inputs, improving stability and reducing CI scores.

•	Fortune 50 partnerships: Partnership with Phillips 66 validates our model and provide supply chain stability.

•
Scalability: New Rise Reno has a pending utility patent related to the design, layout and configuration of its production facility. This site design requires less area to build a production facility and can be efficiently replicated as modular design allows for rapid expansion.

Q. Many clean energy companies have gone public in recent years. How does XCF Global’s strategy differ from other clean energy plays, and what sets you apart in the market?

Many clean energy IPOs have focused on long-term R&D or future-forward concepts. XCF is different—we’re built to deliver. We have an operating SAF facility, a long-term supply and off-take agreement with a Fortune 50 Company, and are generating revenue. Our unit economics work because we’ve designed our business around flexible feedstocks and offtake certainty.

Q. Airline net-zero commitments are driving the adoption of SAF. How quickly do you see the airline industry transitioning to SAF, and what role do you believe XCF Global will play in this transition?

Several major airlines around the world have committed to achieving 10% SAF usage by 2030. The transition is accelerating as carbon reduction becomes a competitive and regulatory imperative. However, the biggest bottleneck is supply—and that’s where XCF comes in.

We’re one of the few producers prepared to meet this demand. Our role is to bridge the supply gap, de-risk procurement for airlines, and provide low-CI SAF that helps them meet their sustainability goals. We’re not just a supplier—we’re a strategic partner in their net-zero journey.

Q. What challenges do airlines face in terms of SAF supply, and how is XCF Global positioned to help bridge that gap?

Airlines face three primary challenges: availability, cost, and carbon intensity. Many facilities won’t be online until the end of the decade, leaving a multi-year supply shortage. Pricing remains volatile, and not all SAF is created equal—many options still have high CI scores.

XCF addresses all three:

•	Availability: Our flagship facility, New Rise Reno, is online today with expected annual production capacity of 38 million gallons of neat SAF

•	Cost: Our ability to diversify feedstock types allows us to effectively manage input costs.

•	Carbon impact: Our fuel helps customers earn value in carbon markets.

Q. Can you provide insights into the company’s strategic expansion plans in Nevada, Florida, and North Carolina? How do these regions align with the company’s broader vision for growth?

Our site strategy is designed for scale and resilience. Reno, Nevada is our first operational site, providing immediate production and proximity to West Coast aviation hubs.

XCF is developing an additional site, New Rise Reno 2, located directly adjacent to New Rise. This site will leverage existing infrastructure at New Rise, including pretreatment, electrical, water, and logistics, eliminating the need for a full ground-up build.

The site in Florida will expand our reach into Southeastern markets, while the site in North Carolina will serve as an East Coast conduit.

These locations facilitate logistics, permitting ease, feedstock availability, and access to major transportation corridors. Our patent-pending, 10-acre design allows us to replicate production quickly, enabling a modular path to bringing our projects to life.

Q. There is a significant gap between SAF supply and demand. What specific steps is XCF Global taking to ensure it can meet the surging demand for SAF over the next few years?

We’ve taken a proactive approach to close that gap:

1.
Near-term production: New Rise Reno is already operational. A second facility adjacent to New Rise is projected to come online in 2027 with the Florida and North Carolina facilities expected to commence operations in 2028.

2.	Replicable design: Our patent-pending facility design enables rapid deployment at future sites across the U.S. and globally.

3.	Strong partnerships: Our agreement with Phillips 66 ensures stable feedstock and off-take, enhancing predictability and stability for our trade partners.

Q. As one of the first movers in the SAF space, where do you see XCF Global in the next 5–10 years? How will you maintain your competitive edge as the industry evolves?
In 5–10 years, we expect XCF to be a global leader in SAF, recognized for delivering clean, reliable, low-carbon fuel solutions in aviation. We plan to be operating multiple facilities in the U.S. and beyond, supplying major airlines and energy companies, and leveraging our platform to drive decarbonization across aviation and beyond.

Ultimately, our success will be defined not just by gallons produced – but by our leadership in decarbonizing the air travel.

The following is an article following an interview with Simon Oxley as published on the www.SPGlobal.com https://www.spglobal.com/commodity-insights/en/news-research/latest-news/refined-products/040725-interview-small-us-saf-plants-well-positioned-for-investment-amid-turbulence-xcf-cfo/ on April 8, 2025:

INTERVIEW: Small US SAF plants well-positioned for investment amid turbulence, XCF CFO
By Thomas Washington and Jeff Mower

•	Modular approach offers cheaper finance alternatives
•	RINs market recovering after slump
•	US RD projects have faced bankruptcy, presenting SAF opportunities

Sustainable aviation fuel could see turbo-charged demand growth in the years to come, but with volatile prices and political headwinds in the US, investment in the near term will likely be limited, according to the chief financial officer of SAF producer XCF Global.

Larger facilities often require substantial upfront capital and are heavily reliant on long-term offtake agreements, which can be challenging to secure in the current market, XCF's Simon Oxley told Platts, part of S&P Global Commodity Insights, in an April 4 interview. The absence of established market norms and the lack of long-term contracts with airlines, which typically have weak balance sheets, create significant risk for investors, he added

By contrast, small modular projects are more attractive to financing because they require lower initial investments, can be developed incrementally and are more agile in response to market conditions, Oxley said.

"The airline industry is not slowing down, demand for planes is not slowing down," he said. "So what we want to be able to do is sort of fill that gap and that gap does exist."

XCF intends to be a leading producer of SAF in North America. It recently completed its acquisition of New Rise Renewables, which can produce 38 million gal/year of SAF, or just over 3,300 b/d of neat or unblended SAF, at its unit in Reno, Nevada. In the US, SAF is blended with petroleum-based jet fuel at a blending ratio of 10% to 50%. XCF is expected to become a publicly listed company on Nasdaq, it has said.

XCF plans to have neat SAF production capacity of more than 150 million gallons, or just over 13,000 b/d over the next five years, the company said in March 2024. To that end, XCF has acquired two locations -- one in Wilson, North Carolina, and Fort Myers, Florida. Total blended SAF production capacity could reach 1 billion gallons/year, the company said. XCF uses distilled corn oil, a waste product, as feedstock.

Volatile pricing environment

Part of US President Donald Trump's election platform was hostility to the climate-friendly policies of his predecessor Joe Biden.

This weighed heavily on renewable identification numbers. D4 RIN prices slumped from 91.25 cents/RIN Jan. 20, when Trump took office, to 74.5 cents/RIN March 13. However, they have since firmed; Platts assessed them at 104.25 cents/RIN April 4.

 Much of the investment in facilities created by Biden's Inflation Reduction Act was in red states, such as Georgia and Texas, and members of Congress from those states have pushed back against plans to undermine biofuel plants in their constituencies. As such, ethanol earmarked for transport fuels looks safe for now, Oxley said.

"In order for them to change the tax rules, they need a change in law and they would need 100% Republican support in order to be able to push it through," he said.

SAF has strong growth prospects and has no substitution risk, unlike renewable diesel, which has seen a number of projects face bankruptcy, Oxley said.

Converting renewable diesel plants to SAF output, a similar product, in relatively short order, becomes "quite an interesting way" to participate in the SAF market, he said.

There are a lot of renewable diesel facilities that have gone through bankruptcy, been restructured and have a lot of counterparties who are holding equity but do not want to, Oxley said.

XCF's Reno facility was previously a renewable diesel facility.

The uncertainty that is being created by the Trump administration's decarbonization-averse policies, not least in relation to the large, IRA-related loans, means that the larger projects struggle to attract finance, Oxley said.

"They're too big; they're not in the sweet spot, whereas our approach is more modular," he said. The important difference is going to be XCF's ability to issue equity, bring new parties onboard, with new businesses onto the platform, and grow in an expedited basis that way, he added.

Some forecasts predict growth continued growth in renewable diesel. Renewable diesel demand in the US will rise to 39.277 million mt in 2050 from 11.785 million mt in 2025, according to data from analysts at S&P Global Commodity Insights. US SAF demand will grow to 32.325 million mt in 2050 from 2.118 million mt in 2025, the analysts said.

On April 8, 2025, The BioEnergy Times posted the following post on LinkedIn:

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to XCF’s offtake arrangements; (3) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, Focus Impact BH3 NewCo, Inc. (“NewCo”) or others; (4) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (8) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (13) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (14) the availability of tax credits and other federal, state or local government support; (15) risks relating to XCF’s and New Rise’s key intellectual property rights; and (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the Securities and Exchange Commission (“SEC”) from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication These forward-looking statements should not be relied upon as representing Focus Impact BH3’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, and otherwise in accordance with applicable law.